                                   EXHIBIT 11
                           WEST SUBURBAN BANCORP, INC.

                       COMPUTATION OF NET INCOME PER SHARE
                        FOR THE SIX MONTHS ENDED JUNE 30
                                   (UNAUDITED)
                  (Dollars in Thousands, Except Per Share Data)


                                        SIX MONTHS ENDED JUNE 30,    THREE MONTHS ENDED JUNE 30,
                                              1995           1994           1995           1994
                                         ------------------------    --------------------------
1) Net income                               $6,394         $6,699         $3,428         $3,761

2) Common shares outstanding               432,495        432,495        432,495        432,495

3) Net income per common share
     share                                  $14.78         $15.49          $7.92          $8.70


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